INVEST IN **AZURE PRINTED HOMES**

Changing the way homes are made



azureprintedhomes.com Los Angeles CA

LEAD INVESTOR



Maria Tregub

I made a research on this new technology. I also visited manufacturer's plant and was very impressed with the product. The 3D printed home may be a single module or a combination of 2 or more modules, which makes it very versatile. The house may be built and equipped with modern conveniences within days. Also, they use recycled commercial plastic. The 3D printed houses may be used in different climates and for different purposes. I see a great potential for this product.

Invested $1,000 this round

Highlights

1. Revolutionizing the construction industry by 3D printing with recycled materials
2. $3M+ revenue in the past 12 months
3. 70% faster and 30% less expensive than existing construction methods, with no negative environmental impact
4. Pre-sales have grown from $3.5 MM in June 2022 to $19MM in October 2022
5. Our 8,300 S.F. factory can produce three modules/day, generating $25M/yr
6. 2021 revenue increased 265% over 2020

Our Team



Ross Maguire CEO

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction company in the London, UK for 8 years

The co-founders are general contractors, and they were frustrated by the inability to build faster, less expensive, and generating a lot of waste



Ron Barnoy Head of Growth

Achieved pre-sales at Azure Printed Homes of over $19MM in 9 months without paid marketing. 10 yrs experience as a digital marketing executive helping grow Prodege/Swagbucks from startup to high-growth Silicon Beach success story.



Anthea Tatum CFO

Anthea has been with Azure since 2020, seeing company revenue double and doing all of the accounting and payroll by herself using automated processes. She has more than ten years of experience in construction accounting



Gene Eidelman Cofounder

Built a company in charter school business with $120MM revenue, 1800 employees, 50 locations on three continents-sold it to PE-backed competitor

Pitch

Problem: Traditional housing construction is slow and unsustainable



- **Housing shortage**
  There is a global shortage of housing. The United States alone needs an estimated 5.24 million housing units, and that number has been growing.
- **Archaic building methods**
  The construction industry relies upon outdated methods and materials, delivered by a labor force in increasingly short supply. Traditional solutions have been unsustainable.
- **Environmental impacts**
  The construction sector is the largest global consumer of raw materials and is responsible for about 11% of the world's total carbon emissions. Building homes have far too much of a negative environmental impact.

Solution: 3D printing entire structures using recycled plastic

Azure is fundamentally changing the construction industry by leveraging 3D printing technology using recycled polymers to prefabricate modern backyard studios, ADUs and homes faster and more affordably than ever before.


Azure Printed Homes - Our Process
Watch later
Share
The Azure
Printed Home
Watch on YouTube

Azure homes will aspire be printed in 70% less time, and will aim to be 30% less expensive than traditional building methods—automating and accelerating production to meet urgent housing demands.

Fabrication will take place in the Azure factory, improving precision & quality. This controlled environment will allow Azure to deliver projects faster than have been currently possible.

The 3D manufacturing process and the additive material that are used will meet California and International Residential Codes.

Product

Azure printed homes

The Print Material

The primary component of our print material is recycled PETG, a polymer predominantly used for food and drink containers.
The print material produces several desirable properties such as insulation, printability, compressive & tensile strength, stiffness & impact resistance creating a durable and reliable structure.







The Structure

The unique structural & print design creates a complete structure that is monolithically printed – further enhancing the ultimate strength of the composition. Additionally, the geometric designs of the floor, walls, and roof have been optimized & tailored to simplify all subsequent finishings.







The Print

The self-supporting structure of each Azure module is printed in less than 24h.


azure
HOMES
BUILT
LAYER
BY
LAYER


Behind The Scenes of 3D Printing the Azure Backyard Studi...
Watch later
Share
Watch on YouTube

The Prefabrication

Our printed structures are completed with installations of:

- Doors and glass windows
- Internal MEP (mechanical, electrical, and plumbing)
- Interior flooring, wall and ceiling finishings
- Bathrooms & Kitchen for ADUs and Homes

The Delivery

In advance of the scheduled delivery date, the site foundation and utilities are completed and ready to receive the delivery of single or multiple printed modules, which are installed & connected to live site utilities in less than 3 days.



Traction

Planning backyard studios for 2022


WELCOME TO THE
NEXT DIMENSION OF LIVING

Since 2019, we have invested over $1,000,000 into engineering and research to design a process for 3D printing homes using recycled materials. While designing the new method, we completed over 40 houses, ADUs, and backyard studios—increasing revenue by 195% from 2019 to 2020, and by 260% from 2020 to 2021. Since launching our website in early January 2022, we have received paid customer deposits for units valued at over $3,000,000.

We start with backyard studios, as their 120 sq ft size means that planning permission is generally not required. Avoiding potential bureaucratic red tape delays will allow us to produce & install at a fast pace.

As the first 3D printed structure printed from recycled materials, we've made (and continue to make) more than our fair share of headlines, appearing in over 100 publications in four languages. All publicity has been organic—no PR agency or paid placements.


2021
R&D, regulatory approval processes commenced
2022
3DP backyard studios produced and sold, proving concept, viability, and popularity.
Start working with ADU investors
2023
Delivery of first 3DP ADUs
Start working with housing developers
2024
Delivery of first 3DP homes to developers
The Azure III (Homes)
The Azure II (ADU units)
Now
The Azure I ("Backyard Studio" units)

Customers

Homeowners and homebuilders

Azure is a B2C & B2B2C business. We sell Backyard Studios and ADUs directly to homeowners and investors, while we sell homes to home builders & developers.

—

"The construction industry is in need of massive disruption." -Clemens K.

"Great what you are doing. Would love to be a part of the innovation." -Rudy D.

"Oasis is pleased to announce our partnership with Azure to deliver 3D printed modular homes to Ridgecrest. We have been actively researching several potential prefab manufacturers for this particular project for several years. We finalized our current plans for this development with Azure's input. Their expertise has accelerated our learning around their innovative products and processes. Now that our agreement is signed, we look forward to seeing these new modern homes being manufactured by Azure Printed Homes and installed in our Ridgecrest development." -Ken Bagga, CEO of Oasis.

"This looks awesome and I'm so excited to learn more!" -Angelee W.

"Love the design!" -Ron M.

Business model

Strong unit economics

We estimate that our gross margins will be at least 35%. We will collect a small pre-order deposit, 50% of the purchase price upon receiving the order, and the balance before the units are shipped.

Property owners generally pay in cash or arrange their own funding; however, Azure also offers a finance program through a financial partner.

—

Unit Economics
Backyard Studio

	Competitor prefab panel installation	Azure 3D-printed installation
Cost for 120 sq ft (Not including approx. $8K for shipping, HVAC and foundation)	$33,630	$26,900
Duration	4 to 6 weeks	1-2 weeks

Market

Why now

- With more homeowners working from home during and after COVID, there is a high demand for backyard studios and ADUs.
- New materials and faster 3D printers are unlocking new construction methods that fundamentally change the industry.
- New government regulations are helping to facilitate faster permit approvals.

Remote Work Preferences since the COVID-19 Pandemic


46%
54%
Work From Home
Back To Office
54% of US workers who have been working from home prefer to remain working remotely
Source: Gallup

Market size & segments

Backyard Studios

Sheds & Backyard Structures are a $6B industry. The ongoing pandemic and remote-work policies have accelerated the Working from Home (WFH) trend, increasing demand for backyard offices.

ADUs

Low-cost, implementable approach to infill development. Suited to high-cost cities with little vacant land and an abundance of low-density development. $1.8B business in California alone.

Housing

Home builders in California alone need to build 2.5M homes by 2030. There will be a substantial increase in demand for fast-to-build small homes.

Competition

How is Azure different from other 3D Printing companies?


WELCOME TO THE NEXT DIMENSION OF LIVING
INNOVATIVE STRUCTURES
"We 3D print the entire self-supporting structure in one go, from the floors, to the walls, to the roof." -Ross, Azure CEO
azure
PRINTED HOMES

None of our competitors have capitalized on the true benefit of 3D Printing: its efficiency and mass production.

Competitors are:

- 3D printing panels and assembling conventionally; or
- Erecting a printer on-site and printing exterior concrete walls vertically over a traditional slab.

Our design & process prints the floor, walls & roof in one layer. This means that the complete self-supporting shell for a studio unit is ready for the next stage of assembly in 24 hrs from start to finish.

	Backyard Studios	ADUs	Homes	Factory Prefab	Print Tech	Recycled Material	Full Printed Structure
TUFF SHED	✓						
STUDIO SHED	✓	✓					
cover		✓					
UNITED DWELLING		✓		✓			
MIGHTY BUILDINGS		✓	✓	✓	✓		
CONNECT HOMES			✓	✓			
ICON			✓		✓		
azure	✓	✓	✓**	✓	✓	✓	✓

Vision and strategy

A better way to build


A BETTER WAY TO BUILD SUSTAINABLY
OUR GOAL
"Imagine a world where homes are built quickly, affordably, and sustainably. Where structures can be printed in a factory to your specifications within 24 hours. Welcome to Azure Printed Homes." -Ross, Azure CEO
azure
PRINTED HOMES

Azure Printed Homes is disrupting the construction industry by changing the way homes are built. We have a vision where construction projects are built quickly and more affordably while repurposing existing building materials and cutting emissions instead of utilizing new resources.

We are ready to take on partners to bring this idea to the next level: a starter production facility that can generate over $8 million* in revenue for the company in 2023 and over $20 million* in the following year when the plant is fully operational. In the future years, we will open similar factories in other states growing Azure to become one of the major prefab manufacturers.

** Click here for important information regarding Financial Projections which are not guaranteed.*

Impact

Addressing the construction industry's sustainability problem





The production of traditional construction materials such as concrete contributes to about 11% of the world's carbon dioxide (CO_2) emissions.

Our printed material takes an abundant universal waste product, in plastic, and transforms it into a structurally-responsible polymer that we can 3D print.

We see this as a stepping stone toward a more fundamental use of recycled plastic and 3D printing in the home building industry.

Funding

Beginning as a bootstrapped startup


Invest in
azure

Azure Printed Homes has raised approximately $2,000,000 from co-founders, angel investors, and by crowdfunding.

Now we want to crowdsource additional investment, not just crowdfund it. Therefore, despite being told that we could raise at a much higher valuation, we chose to price this round conservatively under 6x our current revenue run rate. We chose this for two reasons. First, we want our earliest supporters to get a great deal so that you feel valued and are appropriately rewarded for believing in us.

The second is that our executive team has been around the block, and we've seen what happens when entrepreneurs over-value their companies—creating many problems down the line for future financings or exits. So we aim to set the stage for the best possible outcomes by pricing conservatively—for everyone involved.

We're staunch believers that companies should only raise money if they firmly committed to delivering a return for their investors. Of course, we can't predict the future, but our management team now works for YOU—and we will work tirelessly to get you the best return on your investment. We're raising on Wefunder because we want all our fans and early adopters also to have an opportunity to be investors and co-owners.

Founders



Ross Maguire

MS Civil Engineering, 13 years experience in construction, design and project management // Founded and led his own residential & commercial construction company in the London, UK for 8 years





Yuri Eidelman

35 years experience as a Licensed California General Contractor // Cofounded three start-ups in different industries, with exits through sale to private and public companies